Exhibit 99.2
                                                                    ------------



FOR IMMEDIATE RELEASE                            3 September 2002



                              WPP GROUP PLC ("WPP")


Beth Axelrod, WPP's Chief Talent Officer, has been appointed to the Board of Directors with immediate effect, replacing Brian Brooks.